Contact

www.linkedin.com/in/wendy-burton-278375 (LinkedIn)

Top Skills

Environmental Awareness
Organizational Development
Entrepreneurship

Wendy Burton

Climate Action for a Renewable Future
Canada

Summary

I am currently on sabbatical and limited availability on LinkedIn. Please reach out to a World Tree staff member if it is important that you reach me personally.

Experience

World Tree

Founder & Co-Chair
February 2002 - Present (21 years 9 months)
Victoria BC

Many people are looking for green alternatives to conventional investment approaches. The World Tree Eco-Tree program is an investment opportunity for people who want to use their money to create both positive change in the world and a return on investment.

The Eco-Tree Program makes it possible for everyone to reverse their impact on the environment and generate wealth for themselves, their families and their communities.

National Scientific Corp

VP of Corporate Communications
May 1998 - October 2001 (3 years 6 months)

Prior to World Tree Technologies I was the Vice-President of Corporate Communications for National Scientific Corporation, stock symbol: NSCT. I was instrumental in helping to increase the company's market capitalization to nearly 1 billion dollars while increasing the number of shareholders from 147 to over 14,000 people.